SECURITIE... 02053973 ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65404

SEC MAIL PROCESSING RECEIVED DEC 3 0 2002 WASH. D.C. 155 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/24/02 (inception) AND ENDING 10/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BMO Nesbitt Burns Trading Corp. S.A.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York New York 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susanne Vorster (212) 702-1982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

757 Third Avenue New York New York 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Hartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO Nesbitt Burns Trading Corp. S.A., as of October 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

David Hartley, Chief Executive Officer

Title

Notary Public

Notary Public
State of New York
Therese R. Umbs
Appointment expires Mar. 30, 2006
Reg. No. 01UM6004832

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BMO NESBITT BURNS TRADING CORP. S.A.

(An Indirect Wholly Owned Subsidiary of the Bank of Montreal)

Statement of Financial Condition

October 31, 2002

(With Independent Auditors' Report Thereon)

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
BMO Nesbitt Burns Trading Corp. S.A.:

We have audited the accompanying statement of financial condition of BMO Nesbitt Burns Trading Corp. S.A. (the "Company") as of October 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BMO Nesbitt Burns Trading Corp. S.A. at October 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

December 19, 2002

BMO NESBITT BURNS TRADING CORP. S.A.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Financial Condition

October 31, 2002

Assets		
Cash	$	6,652,211
Short-term investment, at market value		50,043,236
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $41,961		366,006
Other assets		150,065
Total assets	$	57,211,518
Liabilities and Shareholders' Equity		
Liabilities:		
Accrued expenses	$	3,157,720
Accounts payable to affiliate		584,863
		3,742,583
Shareholders' equity		53,468,935
Total liabilities and shareholders' equity	$	57,211,518

See accompanying notes to statement of financial condition.

BMO NESBITT BURNS TRADING CORP. S.A.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Notes to Statement of Financial Condition

October 31, 2002

(1) Organization and Description of Business

BMO Nesbitt Burns Trading Corp. S.A. (the "Company") is a corporation organized under the laws of Luxembourg as a "Societe Anonyme." The Company is 99% owned by Bank of Montreal Holding Inc., and 1% owned by Bank of Montreal. Bank of Montreal Holding Inc., is a wholly owned subsidiary of Bank of Montreal ("Ultimate Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a U.S. securities broker-dealer. The Company is a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation.

Through its New York office, the Company trades and invests for its own accounts in securities, commodities and derivative instruments pursuant to certain defined trading strategies. The Company does not execute trades on behalf of customers or carry customer positions or accounts.

The Company has applied for membership with the Depository Trust Company and National Securities Clearing Corporation and intends to become a self-clearing broker-dealer. The Company currently clears its trades through its affiliate BMO Nesbitt Burns Corp. ("Nesbitt").

(2) Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities owned, securities sold, but not yet purchased and other financial instruments used for trading purposes are recorded at market value.

Income Taxes

The Company is a Luxembourg Societe Anonyme and, as such, pays taxes to the Grand Duchy of Luxembourg based on net income earned in Luxembourg. The U.S. activities of the Company do not give rise to a U.S. trade or business under U.S. tax law and, thus, do not subject the Company to U.S. Federal, state or local income taxes.

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates or law is recognized as income or expense in the period including the enactment date.

Deferred tax assets are subject to reduction by a valuation allowance. A valuation allowance is recognized if, based on the weight of available evidence, management believes it is more likely than not that some or all of the gross deferred tax asset will not be realized.

Depreciation and Amortization

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation for furniture and equipment is provided on a straight-line basis using estimated useful lives of between three and ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(3) Short-Term Investment, at Market Value

At October 31, 2002, the Company held a U.S. treasury bill maturing November 7, 2002. The Company purchased the treasury bill to invest surplus cash and is not engaged in the trading of bills, bonds, notes, debentures or other evidence of indebtedness.

(4) Short-Term Borrowings

The Company has U.S. dollar credit facilities totaling $750,000,000 with the Ultimate Parent. These credit facilities provide the Company with the opportunity to enter into overnight or term loans at rates of corresponding overnight or term LIBOR. As of October 31, 2002, the Company did not have any amounts outstanding under these credit facilities.

The Company has a contingent $500,000,000 swap line with the Ultimate Parent for purposes of reducing the Company's foreign currency exposure. As of October 31, 2002, the Company did not have any outstanding swap transactions with the Ultimate Parent.

(5) Net Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to SEC Rule 15c3-3. At October 31, 2002, the Company had net capital of $52,952,111, which was $52,702,111 in excess of its required net capital of $250,000.

(6) Benefit Plans

The Company's employees participate in various noncontributory defined benefit pension plans and a postretirement medical plan of the Ultimate Parent. The Company is allocated expenses related to these plans by Nesbitt, pursuant to an administrative service agreement.

(7) Financial Instruments

Market Risk

The fixed income instrument held by the Company, included in short-term investment, at market value, in the accompanying statement of financial condition, involves varying degrees of off-balance-sheet market

(Continued)

risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

Fair Value of Financial Instruments

The Company believes that the carrying value of its assets and liabilities is a reasonable estimate of fair value due to their short term nature. The fair value for financial instruments is estimated using available market quotations for traded instruments. Short-term investments are carried at fair value.

Market quotations for traded instruments are obtained from various sources, including the major securities exchanges and dealers.

(8) Transactions with Affiliates

On September 26, 2002, the Company paid $2,748,973 to Nesbitt related to the purchase of certain fixed assets and the reimbursement of certain expenses, which were paid by Nesbitt on behalf of the Company.

The Company has entered into an administrative service agreement with Nesbitt whereby the Company will pay a fee to Nesbitt for administrative services. Administrative services include a portion of compensation, communication, occupancy and other administrative expenses for support required by the Company's New York office to operate in the United States as well as fees related to office space and facilities and reimbursement to Nesbitt of any direct expenses incurred on the Company's behalf.

(9) Income Taxes

The Company's net deferred tax asset and valuation allowance at October 31, 2002, are $21,518 and $0, respectively. The Company has recognized its deferred tax asset because management believes that it is more likely than not that the deferred tax asset will be realized.

(10) Subsequent Events

On November 20, 2002, the Company entered into a subordinated loan agreement with Bank of Montreal Holding Inc. for the Canadian dollar equivalent of U.S. $440,000,000. The loan matures on November 20, 2012, and accrues interest at a rate of the Canadian Dollar Offer Rate ("CDOR") plus 99 basis points. The subordinated loan is covered by an agreement approved by the National Association of Securities Dealers ("NASD") and is qualified for net capital under Rule 15c3-1 as of November 26, 2002. To the extent that the subordinated loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. On November 26, 2002, the subordinated loan was assigned by Bank of Montreal Holding Inc. to BMO Holding Finance LLC, its subsidiary. The assignment was approved by the NASD as of November 26, 2002.

On November 15, 2002, the Company entered into a U.S. dollar foreign exchange credit facility to facilitate the spot purchase of Canadian Dollars and a $100 million standby letter of credit facility with the Ultimate Parent. As of December 19, 2002, the Company did not have any amounts outstanding under these credit facilities.

(Continued)

On November 20, 2002, the Company entered into a senior credit agreement with Bank of Montreal Holding Inc. for a maximum of the Canadian dollar equivalent of U.S. $1,750,000,000. All loans under this agreement are repayable upon demand of the lender and have a final maturity date of November 20, 2012. Loans outstanding under the agreement accrue interest at CDOR plus 24 basis points. The CDOR rate is updated on the first business day of the month and interest is payable monthly. On December 19, 2002, the Company drew down the Canadian dollar equivalent of U.S. $500,000,000 under the agreement. This loan was subsequently assigned by Bank of Montreal Holding Inc. to BMO Holding Finance LLC on December 19, 2002.

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
BMO Nesbitt Burns Trading Corp. S.A.:

In planning and performing our audit of the financial statements and supplemental schedules of the Company for the period from May 24, 2002 (date of inception) to October 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the NASD, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
December 19, 2002